Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	2001	2002	2003	2004	2005
Income/(loss) before taxes and fixed charges (net of capitalized interest):
Income/(loss) from continuing operations before income taxes, and cumulative effect of change in accounting principle	$1,103,802	$340,511	$(211,556)	$1,829,250	$1,581,569
Add fixed charges net of capitalized interest(1)	99,575	98,944	93,762	84,203	69,078

Total income/(loss) before taxes and fixed charges	$1,203,377	$439,455	$(117,794)	$1,913,453	$1,650,647

Fixed charges:
Interest expense	$47,640	$49,357	$46,875	$52,877	$37,819
Capitalized interest	3,500	—	—	—	—
Interest component of rent expense(2)	50,849	46,542	44,751	29,190	29,123

Total fixed charges	$101,989	$95,899	$91,626	$82,067	$66,942

Ratio of earnings/(loss) to fixed charges (3)	11.80x	4.58x	(1.29)x	23.32x	24.66x

(1)	Capitalized interest includes interest capitalized during the period, less the amount of previously capitalized interest that was amortized during the period.

(2)	The interest factor is estimated at one-third of total rent expense for the applicable period, which management believes represents a reasonable approximation of the interest factor.

(3)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.